

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2024

Zack Arnold
Chief Executive Officer
Infinity Natural Resources, Inc.
2605 Cranberry Square
Morgantown, WV 26508

> **Re: Infinity Natural Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 27, 2024**
> **File No. 333-282502**

Dear Zack Arnold:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-7

1. We note your response to comment 25 in the staff letter dated August 30, 2024. Please clarify your disclosures to state prior to the corporate reorganization Infinity Natural Resources, Inc. is newly organized, has not commenced operations, and is nominally capitalized. For an investor's understanding, disclose the impact that will occur on the shareholders' equity, and historical financial statements of Infinity Natural Resources, Inc. giving effect to the contemplated transactions described in page F-2.

Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew R. Pacey, Esq.